Exhibit 99.10

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2011 (the “Form 40-F”), I, Evandro Cintra, Ph. D., P. Geo., Senior Vice President, Technical Services of Yamana, hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the Agua Rica Project as at December 31, 2011 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-173707) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ Evandro Cintra
Name:	Evandro Cintra, Ph.D., Professional Geologist
Title:	Senior Vice President, Technical Services

March 30, 2012